October 5, 2006

Mail Stop 4561

William Kamer
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Blvd., Suite 200
Santa Monica, CA 90401

>   **Re: Douglas Emmett, Inc.**
>   **Third Amendment to Registration Statement on Form S-11**
>   **Filed October 3, 2006**
>   **File No. 333-135082**

Dear Mr. Kamer:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1.   Please revise the first paragraphs of the summary and throughout to clarify that you do not currently own and operate the portfolio of assets to which you refer but rather that this will take place upon consummation of the offering.

Distribution Policy, pages 46 to 49

2.   We note your response to prior comment 4 and your disclosure that you have incurred approximately $1.2 million of commitments for capital expenditures as of June 30, 2006. We also note your disclosure on page 80 which indicates that you expect

repositioning efforts to require non-recurring capital expenditures of $14.3 million over the next 12 to 24 months. Given the large amount of repositioning costs on the horizon, we ask that you confirm to us that only $1.2 million in capital expenditures have been incurred but unpaid as of June 30, 2006 and that you have no commitments for the twelve months ended June 30, 2007 related to the $14.3 million in repositioning costs expected to be incurred over the next two years. Also, help us to understand why you have not adjusted your table of estimated cash available for distribution on pages 47 to 48 to reflect the $1.2 million in non-recurring capital expenditures to be paid in 2007. Additionally, please advise us why you have not adjusted the table for non-recurring leasing costs related to your repositioning efforts at Warner Center Towers, Trillium and Bishop Place.

2.   We note your response to prior comment 9. Given the magnitude of the expected increase to recurring capital expenditures for your office portfolio (above your predecessor's weighted average annual cost of $0.22 per square foot), please add relevant disclosure of these expectations to the footnotes of your table of estimated cash available for distribution on pages 47 to 50.

3.   We note that you anticipate a payout ratio in excess of 100% for the twelve months ended June 30, 2007. Please revise to include disclosure explaining how any distributions in excess of cash available for distribution will be funded.

Dilution, page 52

4.   We note your disclosure which indicates that you had a net tangible book value per share of $4.38 before the formation and refinancing transactions and the offering. However, the table you provide appears to indicate that this amount was a negative amount as a $21.29 increase resulted in a Pro forma net tangible book value of $16.91. Please provide us with a detailed calculation of net tangible book value per share before the formation and refinancing transactions and the offering. Additionally, please revise your disclosures throughout the filing, as appropriate.

Bonus Payments, page 168

5.   Please tell us whether the historical financial statements included in the filing include accruals for the $13.5 million in bonuses to be paid to employees prior to the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 80

6.   We note your response to prior comment 8 and do not understand why you would attribute historically low levels of capital expenditures related to your multifamily portfolio to your policy of expensing "make ready costs". Please revise your disclosure to more clearly explain why you expect such a significant increase in make ready costs for the twelve months ending June 30, 2007.

Commitments, page 81

7.   Please tell us what consideration you gave to including obligations related to your employment agreements discussed on pages 154 through 160.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Howard Efron at 202-551-3439 or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3495 with any other questions.

                                        Sincerely,

                                        Elaine Wolff
                                        Branch Chief

cc: Gregg A. Noel (via facsimile)